Exhibit 21.01

BIGLARI HOLDINGS INC.

Subsidiaries	Jurisdiction of Incorporation or Organization
Abraxas Petroleum Corporation	Nevada
Biglari Reinsurance Ltd.	Bermuda
First Guard Insurance Company	Arizona
Maxim Inc.	Delaware
Steak n Shake Inc.	Indiana
Southern Oil Company	Delaware
Southern Pioneer Property & Casualty Insurance Company	Arkansas
Western Sizzlin Corporation	Delaware

Each of the named subsidiaries is not necessarily a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X, and Biglari Holdings Inc. has several additional subsidiaries not named above. The unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” at the end of the year covered by this report.